June 18, 2008
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 6010
Washington, DC 20549-610
Attn: Eduardo Aleman
Re:	eyeonics, inc. Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-144940)
Dear Mr. Aleman:
     On July 27, 2007, eyeonics, inc. (the “Registrant”) filed a Registration Statement on Form S-1 (File No. 333-144940) with the Securities and Exchange Commission (the “Commission”). The Registration Statement was amended on September 6, 2007 and October 9, 2007, but has not been amended since that date. Since that time, the Registrant’s Board of Directors (the “Board”) approved a transaction in which a wholly-owned subsidiary of Bausch & Lomb Incorporated (“B&L”) would merge with and into the Registrant with the Registrant surviving as a wholly-owned subsidiary of B&L. The Board has since approved the withdrawal of its registration statement and all amendments thereto.
     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests the withdrawal of its registration statement on Form S-1 and all amendments thereto (File No. 333-144940) (the “Registration Statement”). The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.
     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

     Should you have any follow-up questions, please call James Lightman at (949) 389-1787 or the undersigned at (949) 389-1783.
Very truly yours,
eyeonics, inc.
/s/ Steven J. Naber
Steven J. Naber
Chief Financial Officer
cc:	Lori B. Green, Nixon Peabody Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.